Exhibit 21.1
Subsidiaries of TaskUs, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
TU MidCo, Inc.	Delaware
TU BidCo, Inc.	Delaware
TaskUs Holdings, Inc.	Delaware
TaskUs USA, LLC	Delaware
Ridiculously Good Outsourcing, Inc.	Canada
TaskUs Colombia SAS	Colombia
TaskUs Croatia d.o.o.	Croatia
Ridiculously Good Outsourcing Egypt LLC	Egypt
TaskUs Greece Single Member Société Anonyme	Greece
TaskUs India Private Limited	India
TaskUs Ireland Private Limited	Ireland
TaskUs Outsourcing Japan, G.K.	Japan
TaskUs Malaysia Sdn, Bhd.	Malaysia
TaskUs, S.A. de C.V.	Mexico
LizardBear Tasking Inc.	Philippines
TaskUs Outsourcing Philippines Inc.	Philippines
TaskUs SB d.o.o. Beograd	Serbia
TaskUs Holdings, Inc., Taiwan Branch	Taiwan
TaskUs Limited	United Kingdom
* Excludes certain entities that have de minimis activity or are in the process of being liquidated or dissolved and that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.